P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ
Telephone (020) 7930 4343
Facsimile (020) 7839 9338
Head Office 79 Pall Mall
London SW1Y 5EJ England
Incorporated by Royal Charter
with limited liability
Company number Z73

30 August 2002

02 SEP 17 AM 10:09

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

02076115

82-2083

SUPPL

Dear Sirs

ASSOCIATED BULK CARRIERS: DISPOSAL OF FURTHER 4 VESSELS

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

enc

dlw 9/18

PROCESSED
SEP 2 0 2002
P THOMSON
FINANCIAL

82-2083

P&O

Press Release

30 August 2002

ASSOCIATED BULK CARRIERS: DISPOSAL OF FURTHER 4 VESSELS

P&O announced today that Associated Bulk Carriers Limited (ABC), the capesize bulk shipping venture in which it has a 50% shareholding, has disposed of a further four vessels. The four vessels sold were Ullswater (built 1990 : 123,504 dwt), Vine (built 1990 : 123,738 dwt), York (built 1990 : 149,503 dwt) and Waterford (built 1990 : 149,513 dwt).

ABC sold the vessels to various companies under common control of Eurotower Holdings SA (the owner of the remaining 50% shareholding in ABC). The purchasers intend to contribute the vessels to the pool of tonnage operated as Cape International, of which ABC is also a member. The total sale proceeds were US$ 62 million, which is equivalent to their book value. ABC's remaining fleet comprises 7 owned and 7 leased/bareboat chartered vessels with an average age of approximately 6 years.

Further Information: Peter Smith, Director, Communications and Strategy
Tel: 020 7930 4343

Notes to editors:

1. P&O hold a 50% interest in ABC, whose vessels are managed by Zodiac Maritime. As of 16th November 2001, ABC joined a major new pool of capesize tonnage, marketed as Cape International, consisting of some 75 vessels totalling in excess of 12 million deadweight tonnes.

2. At 31 December 2001 the P&O Group held an investment in the net operating assets of ABC totalling £151 million and reported £8.3 million as its 50% share of ABC's operating profit for that year. On 16 May, P&O announced that ABC had disposed of four vessels for approximately US$45 million, which was at their book value.

3. Eurotower Holdings SA is a company forming part of the SAMAMA Group (S/A Monegasque d'Administration Maritime et Aerienne) which is a private group of shipping companies with operations worldwide.

(ends)